QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99

BROOKTROUT, INC.
SECOND AMENDED AND RESTATED
1992 STOCK PURCHASE PLAN
(AMENDED AND RESTATED AS OF JANUARY 1, 2001)
(FURTHER AMENDED MAY 10, 2001 AND MAY 14, 2003)

        The purpose of this Plan is to provide eligible employees of Brooktrout, Inc. (the "Company") with opportunities to purchase shares of the Company's common stock, $.01 par value (the "Common Stock"). Six Hundred Eighty-Seven Thousand Five Hundred (687,500) shares of Common Stock in the aggregate have been approved for this purpose. This Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and shall be interpreted in accordance with that intent.

        1.    Administration.    The Plan shall be administered by the Company's Board of Directors or by a Committee appointed by the Board of Directors (the "Committee"). The Board of Directors or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretations and decisions with regard thereto shall be final and conclusive. No member of the Board of Directors or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

        2.    Eligibility.    All employees of the Company, including Directors who are employees, are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to purchase Common Stock under the Plan provided that:

          (a)   they are regularly employed by the Company more than 20 hours a week; and

          (b)   they are employees of the Company on the first day of the applicable Plan Period (as defined below).

        Participation in the Plan will be neither permitted nor denied contrary to the requirements of the Code. No employee may be granted an option hereunder if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of the stock of the Company. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock that the employee has a contractual right to purchase shall be treated as stock owned by the employee.

        3.    Offerings.    The Company will make one or more offerings ("Offerings") to employees to purchase Common Stock under this Plan. The initial Offering will begin on the effective date of the Company's initial public offering and end on the following December 31 (the "Initial Offering"). All subsequent Offerings shall begin on each January 1 or July 1, or the first business day thereafter. The first day of each Offering shall be known as the "Offering Date". Except for the Initial Offering, each Offering Date will begin a six-month period (a "Plan Period").

        4.    Participation.    An employee eligible on the Offering Date of any Offering may participate in such Offering by completing and forwarding an enrollment form to the employee's appropriate payroll location. The form will (a) state a percentage to be deducted from his Compensation per pay period, (b) authorize the purchase of Common Stock for him in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Common Stock purchased for him are to be issued pursuant to Section 10 hereof. Unless an employee files a new form or withdraws from the Plan, his deductions and purchases will continue at the same percentage amount for future Offerings under the Plan as long as the Plan remains in effect.

        5.    Employee Contributions.    Each eligible employee may authorize payroll deductions at a minimum of one percent (1%) up to a maximum of ten percent (10%) of such employee's

Compensation for each such pay period. The Company shall maintain book accounts showing the amount of payroll deductions made by each eligible employee for each Plan Period.

        6.    Deduction Changes.    An employee may not increase or decrease his or her payroll deduction during any Plan Period, but may increase or decrease his or her payroll deduction with respect to the next Plan Period by filing a new payroll deduction authorization form in advance of the next Offering Date.

        7.    Interest.    No interest will be paid on employee accounts; however, the Board of Directors or its Committee may, in its sole discretion, elect to credit employee accounts with interest at such per annum rate as the Board of Directors or the Committee may from time to time determine.

        8.    Withdrawal of Funds.    An employee may at any time prior to the close of business on the last business day in a Plan Period, and for any reason, permanently withdraw the entire balance accumulated in the employee's account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board of Directors or the Committee.

        9.    Grant of Options.    On each Offering Date, the Company will grant to each eligible employee who is then a participant in the Plan an option ("Option") to purchase on the last day of such Offering (the "Exercise Date"), at the Option Price hereinafter provided for, (a) a number of shares of Common Stock, which number shall not exceed the number of whole shares which is less than or equal to $12,500 divided by the closing price per share of Common Stock on the Offering Date, or (b) such other lesser maximum number of shares as shall have been established by the Board or the Committee in advance of the offering. The purchase price for each share purchased under such Option (the "Option Price") will be 85% of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

        Notwithstanding the foregoing, no employee may be granted an option hereunder if such employee, immediately after the option was granted, would be treated as owning stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 12). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock that the employee has a contractual right to purchase shall be treated as stock owned by the employee. In addition, no employee may be granted an Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code.

        10.    Exercise of Option and Purchase of Shares.    Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any amount remaining in an employee's account at the end of an Offering will be refunded to the employee promptly.

        11.    Issuance of Certificates; Book Entry.    Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, or in the name of the employee and another person of legal age as joint tenants with rights of survivorship. The Administrator in its sole discretion may, in lieu of issuing physical certificates representing shares of Common Stock purchased under the Plan, make the appropriate book entry in the stock records of the Company.

        12.    Definitions.    The phrase "last reported sale price" means the last reported sale price of the Common Stock on the Exchange on a given day or, if no sales of Common Stock were made on that day, the last reported sale price of the Common Stock on the next preceding day on which the sales were made.

        The term "Compensation" means the amount of total cash compensation, prior to salary reduction pursuant to either Section 125, 132(f) or 401(k) of the Code, including base pay, overtime, commissions and incentive bonus awards, but excluding allowances and reimbursements for expenses such as relocation allowances for travel expenses, income or gains on the exercise of Company stock options, and similar items.

        The term "Fair Market Value of the Common Stock" means (i) if the Common Stock is admitted to trading on a national securities exchange or the National Association of Securities Dealers National Market System, the closing price reported for the Common Stock on such exchange or system for such date or, if no sales were reported for such date, for the last date preceding such date for which a sale was reported, or (ii) if clause (i) does not apply but the Common Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), the average of the highest bid and lowest asked prices of the Common Stock reported on NASDAQ for such date or, if no bid and asked prices were reported for such date, for the last day preceding such date for which such prices were reported.

        The term "Parent" means a "parent corporation" with respect to the Company, as defined in Section 424(e) of the Code.

        The term "Subsidiary" means a "subsidiary corporation" with respect to the Company, as defined in Section 424(f) of the Code.

        13.    Rights on Retirement, Death, or Termination of Employment.    In the event of a participating employee's termination of employment prior to the last business day of a Plan Period, no payroll deduction shall be taken from any pay due and owing to the employee and the balance in the employee's account shall be paid to the employee or, in the event of the employee's death, to the employee's designated beneficiary.

        14.    Optionees not Stockholders.    Neither the granting of an Option to an employee nor the deductions from an employee's pay shall constitute such employee a stockholder of the shares of Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to such employee.

        15.    Rights Not Transferable.    Rights under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

        16.    Application of Funds.    All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

        17.    Adjustment in Case of Changes Affecting Common Stock.    In the event of a subdivision of outstanding shares of Common Stock, or the payment of a dividend in Common Stock, the number of shares approved for this Plan, and the share limitation set forth in Section 9, shall be increased proportionately, and such other adjustment shall be made as may be deemed equitable by the Board of Directors or the Committee. In the event of any other change affecting the Common Stock, such adjustment shall be made as may be deemed equitable by the Board of Directors or the Committee to give proper effect to such event.

        18.    Amendment of the Plan.    The Board of Directors may at any time and from time to time, amend this Plan in any respect, except that without approval by a majority of the votes cast at a duly held stockholders' meeting at which a quorum representing a majority of all outstanding Common Stock is, either in person or by proxy, present, no amendment shall be made (a) increasing or decreasing the number of shares approved for this Plan, (b) changing the class of employees eligible to receive Options under the Plan or (c) making any other change that would require stockholder approval in order for the Plan, as amended, to qualify as an "employee stock purchase plan" under Section 423(b) of the Code.

        19.    Insufficient Shares.    In the event that the total number of shares of Common Stock specified in elections to be purchased under any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, the Board of Directors or the Committee shall allot, in such manner as it may determine, the shares then available.

        20.    Termination of the Plan.    This Plan may be terminated at any time by the Company's Board of Directors. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded.

        21.    Governmental Regulations.    The Company's obligation to sell and deliver Common Stock under this Plan is subject to listing on the NMS and obtaining all governmental approvals required in connection with the authorization, issuance, or sale of such stock.

        The Plan shall be governed by Massachusetts law except to the extent that such law is preempted by federal law.

        22.    Issuance of Shares.    Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

        23.    Tax Withholding.    Participation in the Plan is subject to any minimum required tax withholding on income of the employee in connection with the Plan. Each employee agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the employee, including shares issuable under the Plan.

        24.    Notification upon Sale of Shares.    Each employee agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

        25.    Effective Date and Approval of Shareholders.    The Plan shall initially take effect on the first day of the Company's initial public offering (the "Effective Date") subject to closing of the offering and approval by a majority of the votes cast at a duly held shareholders' meeting at which a quorum representing a majority of all outstanding Common Stock is, either in person or by proxy, present, which approval must occur within twelve months of the adoption of the Plan by the Board of Directors. The Plan, as amended and restated on December 7, 2000, shall be effective as of the Offering Period beginning on January 1, 2001.

QuickLinks

  Exhibit 99